October 15, 2010

Ms. Jennifer O’Brien
Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 7010
100 F. Street, N.E.
Washington, D.C.  20649

RE:	Trans Energy, Inc. (the “Company”);
Commission’s Comment Letter Dated September 16, 2010
File No. 0-23530

Dear Ms. O’Brien:

This letter is in response to your comment letter referenced above.  Set forth below are our responses addressing each of the items set forth in your letter.

For your convenience, we have numbered the Company’s responses below in accordance with the comments received in your letter.

General

1.	In your next response, please provide the representations listed in bullet point form at the end of our comment letter.

Response:  See Attachment No. 1.

Form 10-K for the Fiscal Year Ended December 31, 2009

Properties, page 11

2.
 It is unclear whether your response to prior comment one is intended to describe the internal controls used in the estimation of your reserves or only addresses the identification of your technical person primarily responsible for the preparation of your reserves estimates.  Please revise your disclosure clearly and separately describe both your internal controls over reserve estimation and the qualifications of your in house technical person primarily responsible for the preparation of your reserves.

Response:  We will amend our filing to include the following:

A review of our reserves was conducted at year-end 2009 by Wright and Company, Inc., our independent petroleum consultants.  These engineers were selected for their geographic expertise and their historical experience in engineering certain properties.  The technical person responsible for reviewing the reserve estimates meet the requirements regarding qualifications, independence, objectivity and confidentiality set forth in the Standards Pertaining to the

Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers.  We have an internal petroleum engineer on staff who works closely with our independent petroleum consultants to ensure the integrity, accuracy and timeliness of data furnished to our independent petroleum consultants for their reserves review process.  Throughout the year, our technical team meets periodically with representatives from our independent petroleum consultants to review properties and discuss methods and assumptions.  While we have no formal committee specifically designated to review reserves reporting and the reserves estimation process, our senior management reviews and approves any internally estimated significant changes to our proved reserves.  We provide historical information to our consultants for all of our producing properties such as ownership interest; oil and gas production; well test data; commodity prices and operating and development costs.  The consultants perform an independent analysis and differences are reviewed.

All of our reserve estimates are reviewed and approved by our Vice President.  He is a graduate of Marietta College with a Bachelor of Science in Petroleum Engineering and has over thirty years experience in the oil & gas industry.

Productive Gas Wells, page 11

3.	Please ensure the table you provide in response to prior comment four identifies the applicable periods presented.

Response: We have verified that the following table is representative of the wells drilled during the periods presented.

Drilling Activity – The following table summarizes the number of wells drilled during the years indicated. All drilling was in the United States.

Net Productive and Dry Wells Completed (a)

	During the Year Ended December 31
	2009		2008		2007
	Gross	Net	Gross	Net	Gross	Net
Development wells
Productive	2	1	13	11.5	18	18
Non-productive	-	-	-	-	-	-

Exploratory wells
Productive	-	-	-	-	-	-
Non-productive	-	-	-	-	-	-

Total	2	1	13	11.5	18	18

Oil and Gas Acreage, page 11

4.
 We note the leased acreage you present in your response to prior comment five does not appear to reconcile to the leased acreage you presented on page 12 of your Form 10-K for the year ended December 31, 2009.  Please clarify why this is the case and confirm, if true, that you intend to include the table you have provided in the 2009 Form 10-K amendment you have proposed to file.

Response:  In our previous response, we inadvertently included purchased minerals as well as some acreage that was acquired after December 31, 2009.  Below is the updated table.

Current Marcellus Acreage	GROSS	NET	Term

HPB – Held by Shallow production
Marshall County, WV HBP	0	0	none
Marion County, WV HBP	2,538	2,538	none
Wetzel County, WV HBP	18,482	11,532	none
Doddridge County, WV HBP	443	443	none
Tyler County, WV HBP	50	50	none
Pleasants County, WV HBP	0	0	none
Mongahalia County, WV HBP	0	0	none
Harrison County, WV HBP	56	56	none
	21,569	14,619

			% > 2 years
Leased – Term
Marshall County, WV Leased	5,262	1,833	82%
Marion County, WV Leased	4,245	3,098	65%
Wetzel County, WV Leased	6,595	2,489	88%
Doddridge County, WV Leased	251	231	0%
Tyler County, WV Leased	1,438	1,438	0%
Pleasants County, WV Leased	129	129	0%
Mongahalia County, WV Leased	80	80	0%
Harrison County, WV Leased	100	1	100%
	18,100	9,299

Totals	39,669	23,918

Note 15 – Supplementary Information on Oil and Gas Producing Activities (Unaudited), page F-25

Estimated Quantities of Proved Oil and Gas Reserves, page F-26

5.	We have considered your response to prior comment six. Please clarify for us the following:

•	Tell us the total amount of estimated financing you needed to obtain at December 31, 2009 to complete the development projects associated with your proved undeveloped reserves;
•	Clarify the amount of proved undeveloped reserves you reported at December 31, 2009 that will be developed in each of your 2010, 2011, and 2012 drilling plans;
•
Explain to us in detail why you believed the projects(s) to develop your proved undeveloped reserves were reasonably certain to commence in a reasonable time at December 31, 2009.  In this regard, we note your joint venture with Republic Partners occurred significantly past the period in which you were preparing your December 31, 2009 financial statements; and

•	Tell us why you believe engaging Oppenheimer in July 2010 to assist you in securing additional funding meets the reasonably certain criteria at December 31, 2009.

Response:

a)
 At December 31, 2009, the company estimated a total of $65,000,000 in financing required for drilling our proved undeveloped reserves - $15,000,000 would be required for 2010; $25,000,000 would be required for 2011; and $25,000,000 would be required for 2012.  The company felt that the total financing requirement could be done in stages, with increases in our borrowing base with increased reserves from drilling.

b)	The drilling plan for proved undeveloped reserves at December 31, 2009 was as follows: 2010 – a total of six wells, 3 net; 2011 – a total of ten wells, five net; 2012 – a total of ten wells, five net.
c)
At December 31, 2009, the company believed that our ability to obtain the necessary financing to develop our proved undeveloped reserves was reasonably certain.  We were planning to begin the 2010 drilling plan of six wells during June or July of 2010.  We were exploring several potential options at December 31, 2009, which included the sale of assets, obtaining financing, and/or expanding our joint venture with our current partner, Republic Energy. The company felt that the total financing requirement could be done in stages, with increases in our borrowing base with increased reserves from drilling.

d)
At December 31, 2009, we were engaged in discussions with several potential lenders, as well as engaged in discussions with third parties regarding the sale of assets to fund the drilling program.  The engagement of Oppenheimer in July 2010 was the result of our later decision to expand our joint venture with Republic Partners and to continue to search for financing on more favorable terms than were available at year end.

Exhibits and Financial Statement Schedules, page 27

6.
 Your response to prior comment eight states “Please see attached amended report letter from Wright & Company.”  However, the response does not appear to address our concerns.  Please tell us whether you have any active Securities Act registration statements (e.g. Form S-8 pursuant to which you issue employee stock options) into which your Form 10-K is incorporated by reference.  If so, please amend your filing to include the consent of Wright & Company as well as your independent accounting firm.  If you do not have any active Securities Act registration statements, please tell us the exemption under which you have issued your employee stock options.

Response:  The Company does not have any active registration statements under the Securities Act of 1933.  The Company did file a Form S-8 in November 2000 regarding a Company Stock Option Plan that is no longer in effect.  The Company has previously filed other registration statements on Form S-8, but the last Form S-8 filed by the Company was in February 2003.  Thus, the Company does not have any active registration statements into which its Form 10-K is incorporated by reference.

The authorization by Wright & Company to include its report along with certain financial presentations on behalf of Trans Energy was included by Wright as part of its report.  The language in Wright’s report was not due to any obligation of the Company to obtain a consent because of an active registration statement into which the Company’s Form 10-K had been incorporated by reference.

The Company does currently have a long-term incentive and bonus program for the benefit of employees and officers, however the securities issued by the plan have not been registered under the Securities Act.  Shares of common stock and/or options issued under the plan are issued in isolated, private transactions to persons associated with the Company pursuant to an exemption to registration under the Securities Act provided by Section 4(2) of that Act.

Sincerely,

/S/  Lisa A. Corbitt

Lisa A. Corbitt
Chief Financial Officer

Attachment No. 1

Trans Energy, Inc.
210 Second Street
St. Marys, West Virginia 26170

October 15, 2010

Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

To whom it may concern:

In connection with the response of Trans Energy, Inc. (the “Company”) to the SEC letter dated September 16, 2010, SEC File No. 000–23530, the Company hereby acknowledges that:

●      the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●      staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●      the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Trans Energy, Inc.

By:   /S/     John G. Corp
Its:           President